UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.            Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 13, 2015, FreeSeas Inc. (the “Company”) received notification from The NASDAQ Stock Market (“NASDAQ”) that it has regained compliance with the NASDAQ Listing Rule 5550(a)(2) (the "Minimum Bid Price Rule") requirement for continued listing on NASDAQ, as the bid price of the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days.

The Company previously received notice from NASDAQ that it was not in compliance with the Minimum Bid Price Rule for continued listing on NASDAQ, as the bid price of the Company's common stock closed below the minimum $1.00 per share for the 30 consecutive business days.

The letter from NASDAQ, received on July 13, 2015 stated that the Company’s common stock closed at or above $1.00 per share for a minimum of 10 consecutive business days (from June 26, 2015 to July 10, 2015). Accordingly, the Company has regained compliance with the Minimum Bid Price Rule and this matter is now closed.

On July 14, 2015, the Company issued the press release announcing the receipt of notification from NASDAQ that the Company is in compliance with the Minimum Bid Price Rule. A copy of the press release that discusses this matter is filed as Exhibit 99.1 to, and incorporated by reference in, this report.

The following exhibit is filed herewith:

Exhibit Number	Description

99.1	Press Release, issued by FreeSeas Inc. on July 14, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: July 14, 2015	By: /s/ DIMITRIS PAPADOPOULOS
Dimitris Papadopoulos
Chief Financial Officer